# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: E2open Parent Holdings, Inc., CIK 0001800347
CUSIP: 29788T103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 08/03/2025
Amends the filing with accession number 0001193125-21-269981
Filed by CIK 0001021944
Persons authorized to receive notices and communications: Jason Norman Lee, 60B Orchard Road #06-18, The Atrium@Orchard, Singapore, Singapore (U0), 238891, 65 6828 6358

## Reporting persons
- Temasek Holdings (Private) Limited (CIK 0001021944): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Temasek Capital (Private) Limited (CIK 0001434866): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Seletar Investments Pte. Ltd. (CIK 0001434867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aranda Investments Pte. Ltd. (CIK 0001666144): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: E2open Parent Holdings, Inc.
Address of issuer's principal executive offices: 14135 Midway Road, Suite G300, Addison, Texas (TX), 75001
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on September 10, 2021 and amended on May 27, 2025 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of E2open Parent Holdings, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Consummation of the Mergers

On August 3, 2025, pursuant to the terms of the previously disclosed Merger Agreement, the Mergers were consummated (the "Closing"), whereby Company Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent, and Holdings Merger Sub merged with and into Holdings, with Holdings surviving as a wholly owned subsidiary of Parent. At the effective time of the Mergers, each issued and outstanding share of Class A Common Stock, including shares held by the Reporting Persons, was automatically cancelled, extinguished and converted into the right to receive $3.30 per share in cash without interest thereon.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 99.2 to this Amendment No. 2 and is hereby incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As a result of the Closing, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Except as otherwise described herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of August 3, 2025, the Reporting Persons ceased to be the beneficial owners of any shares of Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons with the SEC on September 10, 2021).

99.2 Agreement and Plan of Merger, dated as of May 25, 2025, by and among WiseTech Global Limited, Emerald Parent Merger Sub Corp., Emerald Holdings Merger Sub LLC, E2Open Parent Holdings, Inc. and E2Open Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer reporting events that occurred on May 25, 2025).

99.3 Schedule A.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee/Authorized Signatory (08/11/2025)
- Temasek Capital (Private) Limited: /s/ Png Chin Yee, Png Chin Yee/Director (08/11/2025)
- Seletar Investments Pte. Ltd.: /s/ Han Sack Teng, Han Sack Teng/Director (08/11/2025)
- Aranda Investments Pte. Ltd.: /s/ Poy Weng Chuen, Poy Weng Chuen/Director (08/11/2025)